VETRO, INC.
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      Jicinska, 2285/4, Prague, Czech Republic 13000, Tel. +420228880935,
                           Email: vetroinc@yahoo.com


August 8, 2013

Mr. Charles Lee
United States
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

Re: Vetro, Inc.
    Amendment No. 1 to Registration Statement on Form S-1
    Filed July 23, 2013
    File No. 333-188648

Dear Mr. Lee:

     Vetro, Inc. (the "Company") herewith files with the Securities and Exchange Commission (the "Commission") amendment number 2 to the registration statement on Form S-1 (the "Amended Registration Statement") in response to the Commission's comments, dated August 5, 2013 (the "Comment Letter"), with reference to the Company's amendment No. 1 to registration statement on Form S-1 filed with the Commission on July 23, 2013.

     In   addition   to  the  Amended   Registration   Statement,   the  Company
supplementally responds to all the Commission's comments as follows (the term "our" or "we" as used herein refers to the Company):

RISK FACTORS, PAGE 7

WE HAVE YET TO EARN  REVENUE AND OUR  ABILITY TO SUSTAIN OUR  OPERATIONS.......,
PAGE 8

1. The amount of accrued net losses for the period from inception to May 31, 2013 disclosed in the first sentence does not agree to your financial statements. Please revise. Please also revise your disclosure of the amount of the net loss from inception in the second paragraph on page 22.

OUR RESPONSE: In response to this comment we have revised our disclosure in accordance with the comments of the commission.

DILUTION OF THE PRICE YOU PAY FOR YOUR SHARES, PAGE 15

2. We reviewed your response to comment four in our letter dated June 6, 2013 and the revisions to your disclosure. It appears that the last table on page 16 which sets forth the investment by purchasers of shares in the offering assuming 50% of shares sold is labeled incorrectly and should be labeled as "purchasers of shares in the offering assuming 25% of shares sold." Please revise.

OUR RESPONSE: In response to this comment we have revised the table in accordance with the comments of the commission.

ESTIMATED EXPENSES FOR THE NEXT TWELVE MONTH PERIOD, PAGE 20

3. It appears that the column headings and related data in the table on page 20 are inadvertently misaligned. Please revise or advise.

OUR RESPONSE: In response to this comment we have revised the table in accordance with the comments of the commission.

FINANCIAL STATEMENTS, PAGE 31

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, PAGE F-1

4. We note that the auditor's report includes two different dates. Please tell us why the dating of the report complies with Auditing Standards Codification, AU Section 530.

OUR RESPONSE: In response to this comment our auditors have revised their report.

BALANCE SHEETS, PAGE 40

5. Please revise the retained earnings caption in stockholders' equity to report the cumulative net loss with a descriptive caption such as deficit accumulated during the development stage. Please refer to ASC 915-210-45-1.

OUR RESPONSE: In response to this comment we have revised the retained earnings caption in stockholders' equity to report the cumulative net loss with a descriptive caption such as deficit accumulated during the development stage.

NOTES TO FINANCIAL STATEMENTS, PAGE 43

NOTE 1 - ORGANIZATION AND BUSINESS OPERATIONS, PAGE 43

6. Please include a statement that the interim financial statements include all adjustments that, in the opinion of management, are necessary in order to make the financial statements not misleading. Please refer to Instruction 2 to Rule 8-03 of Regulation S-X.

OUR RESPONSE: In response to this comment we have included a statement that the interim financial statements include all adjustments that, in the opinion of management, are necessary in order to make the financial statements not misleading.

Please direct any further comments or questions you may have to the company at vetroinc@yahoo.com

Thank you.

Sincerely,


/s/ Tatiana Fumioka
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Tatiana Fumioka, President

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